Gregory R. Binkley
President/CEO

June 24, 2005

Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 3-8
Washington, D.C. 20549

Re:	The Sportsman’s Guide, Inc.
Registration Statement on Form S-3, filed May 12, 2005
Registration No. 333-124860

Sir or Madam:

     Pursuant to Rule 477(b) under the Securities Act of 1933, The Sportsman’s Guide, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company’s Registration Statement on Form S-3 (Registration No. 333-124860), together with all exhibits thereto (the “Registration Statement”).

     Due to uncertain market conditions, at this time the Company has determined not to pursue the offering contemplated by the Registration Statement. The Registration Statement has not been declared effective and no securities have been sold pursuant to the Registration Statement.

     Questions concerning this application for withdrawal may be directed to the Company’s legal counsel, Steven R. Watts of Chernesky, Heyman & Kress P.L.L., at (937) 449-2832.

Sincerely,

Gregory R. Binkley
President and Chief Executive Officer